EXHIBIT 10.40

Amended and Restated Letter Agreement for Dr. Christopher Stevens

October 10, 2017

Dear Dr. Stevens,

This letter (the “Letter Agreement”) amends and restates the terms and conditions of your employment with Arsanis, Inc. (“Arsanis” or “Company”), as initially set forth in the offer letter dated April 28, 2016 (the “Original Offer Letter”), and will take effect upon the closing of the Company’s initial public offering (the “Effective Date”), provided that you remain employed by the Company as of the Effective Date. Until the Effective Date, the Original Offer Letter will remain in force and effect and continue to govern your employment with the Company. This Letter Agreement contains the following terms:

1. Employment: You will continue to be employed to serve as the Company’s Chief Medical Officer, effective as of the Effective Date. You will report directly to the Chief Executive Officer and have those duties as are customarily performed by a chief medical officer, and such other duties as may be assigned by the Company. You agree to devote your full business time, best efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company. You agree to abide by the rules, regulations, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.

2. Time Commitment: The time commitment for this position will continue to be a full-time professional commitment. You will be expected to work a minimum of 40 hours per week. You may be required to work more than 40 hours per week as needed. Arsanis, however, believes in a flexible schedule policy that encourages employees to work hard but allows flexibility around when work is done, consistent with the Company’s business needs and the approval of the Company. As an exempt employee, you are not eligible for overtime pay.

3. Base Salary: Your base salary will be at the rate of $15,833.33 per bi-monthly pay period (annualized rate of $380,000) (the “Base Salary”), subject to deductions for taxes and other withholdings as required by law or the standard and lawful policies of the Company. Such Base Salary may be adjusted from time to time in accordance with normal business practice and in the sole discretion of the Company.

4. Bonus Potential: At the sole discretion of the Company, you will be eligible to receive an annual retention and performance bonus of up to 30% of your Base Salary, which will be dependent upon your individual performance and the Company’s performance during the applicable year, all as determined by the Company in its sole discretion. Any bonus that may be awarded to you hereunder will be paid no later than March 15th of the year following the calendar year to which the bonus relates, subject to your continuous employment through the end of the calendar year to which such bonus relates. The foregoing shall be construed and applied so that any bonus payable to you hereunder qualifies as a “short-term deferral” under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”).

5. Vacation and Other Paid Time Off: You will receive paid holiday, vacation, and sick time, on an annualized basis, as follows:

•	up to eleven (11) paid holidays per calendar year, such days to be allocated to those official U.S. federal and/or state holidays observed in Massachusetts, unless otherwise mutually agreed upon between you and Arsanis;

•	up to twenty-five (25) days of paid vacation per calendar year, (accruing at a rate of 2.08 days per month), subject to the Company’s vacation policy and to be taken at such times as may be approved by the Company; and

•	paid sick leave as required, subject to the Company’s sick leave policy and applicable law.

6. Location: You will be primarily located in the Company’s Boston area offices (currently located at 890 Winter Street, Suite 230, Waltham, MA 02451), but, consistent with the Company’s business needs, you will also be required to travel as directed by the Company to other locations, including, without limitation, to the Company’s offices in Vienna, Austria. In addition, you agree, upon the Company’s request, to give your good faith and serious consideration to relocating to the Company’s offices in Vienna, Austria for a period of up to two (2) years; provided, however, that no such relocation will be required without mutual agreement between you and the Company.

7. Benefits: You may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs. The benefit programs made available by the Company, and the rules, terms and conditions for participation in such benefit programs, may be changed by the Company at any time without advance notice (other than as required by such programs or under law).

8. Expense Reimbursement: Arsanis will reimburse you for all reasonable and necessary out-of-pocket expenses incurred in the course of your employment, subject in certain circumstances to approval, and in accordance with all Company policies and procedures regarding documentation and accounting for such expenses.

9. Termination of Employment: You or the Company may terminate your employment at any time for any reason, with or without cause, subject to the following provisions:

a. Termination for Cause: The Company may terminate your employment for Cause, as defined below, upon written notice to you setting forth in reasonable detail the nature of the Cause. The following, as determined by the Company’s Board of Directors (the “Board”) in its reasonable judgment, shall constitute “Cause” for termination:

(i) the commission of, or indictment or conviction for, any felony, or any other crime involving dishonesty;

(ii) participation in any fraud, deliberate and substantial misconduct, breach of duty of loyalty or breach of fiduciary duty against the Company;

(iii) intentional and substantial damage to any property of the Company;

(iv) failure of performance of your duties hereunder (not attributable to sickness, disability or death) after reasonable written notice no later than thirty (30) days following the occurrence of the failure and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any failure that the Board, in its reasonable discretion, deems susceptible to cure; or

(v) your breach of any material provision of this Letter Agreement, your Invention, Non-Competition, Non-Solicitation and Non-Disclosure Agreement (as defined below, the “Non-Disclosure Agreement”), or any other agreement to which you and the Company are both parties, after reasonable written notice no later than thirty (30) days following the occurrence of the breach and a 30-day opportunity to cure, provided, however, that such opportunity to cure shall only apply to any breach that the Board, in its reasonable discretion, deems susceptible to cure, and that any breach by you of your obligations of confidentiality or non-competition under the Non-Disclosure Agreement shall be deemed not susceptible to cure.

Termination of your employment by the Company for Cause will result in no severance pay or benefits.

b. Termination without Cause: The Company may terminate your employment at any time other than for Cause upon written notice to you.

c. Termination for Good Reason: You may terminate your employment hereunder for Good Reason, as defined below, by providing written notice to the Company of the condition giving rise to the Good Reason, specifying in reasonable detail the basis for such claim of Good Reason, no later than thirty (30) days following the occurrence of the condition, by giving the Company thirty (30) days to remedy the condition and by terminating employment for Good Reason within thirty (30) days thereafter if the Company fails to remedy the condition. The following, if occurring without your consent, shall constitute “Good Reason” for termination by you:

(i) a material and adverse diminution of your duties and responsibilities with the Company, provided that such change is not in connection with a termination of your employment relationship with the Company;

(ii) a material diminution of your then Base Salary, provided that such change is not in connection with a termination of your employment relationship with the Company;

(iii) relocation of your principal place of employment outside a thirty (30) mile radius from Boston, Massachusetts, if such relocation increases your daily commuting distance; or

(iv) a material breach by the Company of this Letter Agreement.

d. Termination without Good Reason: You may terminate your employment with the Company other than for Good Reason at any time subject to your provision of thirty (30) days’ advance written notice to the Company (the “Applicable Notice Period”), provided, however, that the Company may, in its sole discretion, in lieu of all or part of the Applicable Notice Period, pay you an amount equal to the Base Salary that would otherwise have been payable to you had you remained employed for the duration of the Applicable Notice Period. In such instance, your termination will become effective on the date set forth in a written notice of termination to be provided by the Company (the “Early Termination Date”), and you will be paid an amount equal to the Base Salary you would have received had you remained employed by the Company between the Early Termination Date and the end of the Applicable Notice Period (the “Early Termination Payment”), with the Early Termination Payment to be made no later than the 30th day following the end of the Applicable Notice Period. For the avoidance of doubt, except for the Early Termination Payment, you will not be entitled to receive any severance pay or benefits.

e. Termination Due to Death or Disability: Your employment shall automatically terminate in the event of your death during employment. The Company may terminate your employment, upon notice to you, in the event you become disabled during employment through any illness, accident, injury or condition of either a physical or psychological nature and, as a result, are unable to continue to perform substantially all of your duties and responsibilities (notwithstanding the provision of any reasonable accommodation) for 180 days (whether or not consecutive) during any period of 365 consecutive calendar days. If any question shall arise as to whether you are disabled to the extent that you are unable to perform substantially all of your duties and responsibilities for the Company, you shall, at the Company’s request and expense, submit to a medical examination by a mutually acceptable physician in the Boston area who is board-certified in the area of practice involved in the disability and such determination shall, for the purposes of this Letter Agreement, be conclusive of the issue. If such a question arises and you fail to submit to the requested medical examination, the Company’s determination of the issue shall be binding on you.

10. Severance and other Matters Related to Termination; Change of Control:

a. Termination by the Company without Cause or by You for Good Reason: Subject to Sections 10(b) and 10(f) below and Section 409A, in the event that your employment is terminated by the Company without Cause pursuant to Section 9(b) of this Letter Agreement or by you for Good Reason pursuant to Section 9(c) of this Letter Agreement, in addition to the Accrued Compensation (as defined below), the Company shall provide you with the severance payments and benefits specified below:

(i) the Company shall pay you an amount equal to your annualized Base Salary, at the rate then in effect and payable in equal installments in accordance with the Company’s standard payroll policy as then in effect, for a period of twelve (12) months commencing at the time set forth in Section 10(f) hereof (the “Severance Period”);

(ii) the Company shall pay you in one lump sum, on the date that annual bonuses are paid to active and similarly situated employees, a pro-rata annual bonus for the year in which your termination occurs in such amount, if any, as you would have received based on your actual performance during such calendar year, had you remained employed through the end of such calendar year, calculated by multiplying the full bonus amount (based on actual performance) for such year by a fraction, the numerator of which is the number of days you were employed during such year and the denominator of which is 365 (the “Lump Sum Pro-Rata Performance Bonus”); and

(iii) subject to your timely election to continue participation in the Company’s group health and dental plans under COBRA or Massachusetts law, and only for so long as you are eligible for such coverage through COBRA or Massachusetts law, the Company shall pay you, on a monthly and taxable basis, an amount equal to the full monthly premium cost of such participation until the conclusion of the Severance Period, or, if earlier, until the date you become eligible to enroll in such plans of any new employer.

b. Termination by the Company without Cause or by You for Good Reason in Connection with a Change of Control: Subject to Section 10(f) and Section 409A, in the event that your employment is terminated by the Company without Cause pursuant to Section 9(b) of this Letter Agreement or by you for Good Reason pursuant to 9(c) of this Letter Agreement, in either case within twelve (12) months following a Change of Control (as defined below), in addition to the Accrued Compensation (as defined below), in lieu of any payments and benefits provided in Section 10(a) above, the Company shall provide you with the severance payments and benefits specified below:

(i) the Company shall pay you an amount equal to the sum of (A) your annualized Base Salary, at the rate then in effect, and (B) your target annual bonus for the year in which your termination of employment occurs, payable in equal installments and in accordance with the Company’s standard payroll policy as then in effect, for a period of twelve (12) months commencing at the time set forth in Section 10(f) hereof) (the “Change of Control Severance Period”);

(ii) subject to your timely election to continue participation in the Company’s group health and dental plans under COBRA, and only for so long as you are eligible for such coverage through COBRA (or Massachusetts laws), the Company shall pay you, on a monthly and taxable basis, an amount equal to the full monthly premium cost of such participation until the conclusion of the Change of Control Severance Period, or, if earlier, until the date you become eligible to enroll in such plans of any new employer; and

(iii) all outstanding and unvested stock options and other equity awards then held by you shall become fully vested and exercisable and, with respect to any stock options then held by you, those options shall remain exercisable for the period of time set forth in the applicable grant agreement.

c. Termination by the Company Due to Your Disability or Death: Subject to Section 10(f) and Section 409A, in the event your employment with the Company is terminated by the Company due to your disability or is terminated due to your death pursuant to Section 9(e) of this Letter Agreement, in addition to the Accrued Compensation (as defined below), the Company shall pay you in a lump sum a pro-rata amount of your target annual bonus for the year in which your death or disability occurs, calculated by multiplying your target annual bonus for such year by a fraction, the numerator of which is the number of days you were employed during such year and the denominator of which is 365 (the “Pro-Rata Bonus”) payable at the time set forth in Section 10(f) hereof.

d. Any Other Termination: In the event your employment with the Company terminates for any reason other than by the Company without Cause pursuant to Section 9(b) of this Letter Agreement, by you for Good Reason pursuant to Section 9(c) of this Letter Agreement, or by the Company due to your disability or death pursuant to Section 9(e) of this Letter Agreement, the Company shall pay you the Accrued Compensation. For purposes of this Letter Agreement, “Accrued Compensation” means any base salary earned but not paid through the date of the termination of employment and an amount equal to the value of any vacation time accrued but unused as of such date.

e. Parachute Payments:

(i) In the event of the consummation of a change in ownership or control within the meaning of Section 280G (a “280G Change in Control”) of the Company following the time that the Company has stock readily tradeable on an established securities market (within the meaning of Section 280G and the regulations thereunder), if all or a portion of the payments and benefits under this Letter Agreement, together with any other payments and benefits provided to you by the Company or its Affiliates (including, without limitation, any accelerated vesting of stock options and other equity awards) (the “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G (the aggregate of such payments (or portions thereof) being hereinafter referred to as the “Excess Parachute Payments”), you will be entitled to receive (A) an amount limited so that no portion thereof shall fail to be tax deductible under Section 280G (the “Limited Amount”), or (B) if the amount otherwise payable hereunder or otherwise (without regard to clause (A)) reduced by all taxes applicable thereto (including, for the avoidance of doubt, the excise tax levied under Section 4999 of the Code (the “Excise Tax”)) would be greater than the Limited Amount reduced by all taxes applicable thereto, the amount otherwise payable hereunder or otherwise.

(ii) The determination as to whether the Total Payments include Excess Parachute Payments and, if so, the amount of such Excess Parachute Payments, the amount of any Excise Tax with respect thereto, and the amount of any reduction in Total Payments shall be made at the Company’s expense by the independent public accounting firm most recently serving as the Company’s outside auditors or such other accounting, law or benefits consulting group or firm as the Company may designate (the “Accountants”). In the event that any payments under this Letter Agreement or otherwise are required to be reduced as described in Section 10(e)(i) of this Letter Agreement, the adjustment will be made, first, by reducing the amount of base salary payable pursuant to Section 10(a)(i) or 10(b)(i), as applicable; second, if additional reductions are necessary, by reducing the payment of the amounts due to you pursuant to Section 10(a)(ii) as applicable; and third, if additional reductions are still necessary, by eliminating the accelerated vesting of stock option awards and other equity awards, if any, starting with those awards for which the amount required to be taken into account under Section 280G is the greatest.

(iii) In the event that there has been an underpayment or overpayment under this Letter Agreement or otherwise as determined by the Accountants, the amount of such underpayment or overpayment shall forthwith be paid to you or refunded to the Company, as the case may be, with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

f. Release: Any obligation of the Company to provide you severance payments or other benefits (including accelerated vesting of stock options and other equity awards) or any Pro-Rata Bonus or Lump Sum Pro-Rata Performance Bonus (for the avoidance of doubt, other than Accrued Compensation), is conditioned on your (or your legal representative, if applicable, in the case of a termination due to your disability) signing within a period of time not to exceed forty-five (45) days following the date of such termination of employment (or such shorter period as may be directed by the Company) a separation and release of claims agreement in the form provided by the Company (the “Release”) following the termination of your employment, and on your (or your legal representative, if applicable) not revoking the Release within any revocation period provided therein following your (or your legal representative’s, if applicable) execution of the Release, which Release shall not require you to release (i) claims for indemnification in your capacity as an officer or director of the Company under the Company’s Certificate of Incorporation, Bylaws, insurance or other written agreements, if any, providing for director or officer indemnification, (ii) rights to receive insurance payments under any policy maintained by the Company, (iii) vested rights as an equity holder or option holder, (iv) rights to receive retirement and other benefits that are accrued and fully vested at the time of your termination, and (v) any other claims that cannot be released as a matter of law. Except as otherwise provided in Section 409A, any payments to be made in either in a lump sum or in the form of salary continuation pursuant to the terms of this Letter Agreement shall be payable in accordance with the normal payroll practices of the Company, with such payment or, as may be applicable, the first such payment (which shall be retroactive to the day immediately following the date of your termination of employment) due and payable as soon as administratively practicable following the date the Release becomes effective, but not later than the date that is sixty (60) days following the date your employment terminates. Notwithstanding the foregoing, if the date your employment terminates occurs in one taxable year and the date that is sixty (60) days following such termination date occurs in a second taxable year, to the extent required by Section 409A, such payment or, as may be applicable, first payment shall not be made prior to the first day of the second taxable year. For the avoidance of doubt, if you (or your legal representative, if applicable) do not execute a Release within the period specified in this Section 10(f), or if you (or your legal representative, if applicable) revoke the executed Release within the time period permitted by law, you will not be entitled to any payments or benefits (including the accelerated vesting of stock options or other equity awards) or any Pro-Rata Bonus or Lump Sum Pro-Rata Performance Bonus set forth herein (other than the Accrued Compensation), any stock options and other equity awards that vested on account of such termination as provided for in this Letter Agreement shall be cancelled with no consideration due to you, and the Company will not have any further obligations to you under this Letter Agreement or otherwise. You agree that, should you become eligible to participate in the health and, if applicable, dental, plan of any subsequent employer prior to the conclusion of the Severance Period or Change of Control Severance Period, as may be applicable, you will provide the Company with written notice thereof within five (5) business days of such eligibility. You further agree to repay any overpayment of health and, if applicable, dental, benefit premiums made by the Company hereunder. Notwithstanding anything to the contrary herein, in the event that the Company’s payment of the amounts described in Section 10(a)(iii) or (b)(ii), as applicable, would subject the Company to any tax or penalty under the Patient Protection and Affordable Care Act (as amended from time to time, the “ACA”) or Section 105(h) of the Internal Revenue Code of 1986, as amended (“Section 105(h)”), or applicable regulations or guidance issued under the ACA or Section 105(h), you and the Company agree to work together in good faith to restructure such benefit.

g. Survival, Conditions to Severance: Provisions of this Letter Agreement shall survive any termination if so provided in this Letter Agreement or if necessary or desirable to accomplish the purposes of other surviving provisions of the Letter Agreement and the Non-Disclosure Agreement. The obligation of the Company to make severance payments to you or on your behalf is expressly conditioned upon (i) your full performance, and continued performance during any applicable severance periods, of your material obligations under this Letter Agreement, the Non-Disclosure Agreement, and any subsequent agreement between you and the Company relating to, without limitation, confidentiality, non-competition, proprietary information or the like, and (ii) your (or your legal representative’s, if applicable, in the case of a termination due to your disability) execution and non-revocation of the Release as set forth above.

11. Definitions: For purposes of this Letter Agreement, the following definitions apply:

a. “Change of Control” means the first to occur of any of the following: (i) a merger or consolidation in which (A) the Company is a constituent party, or (B) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except in the case of either clause (A) or (B) any such merger or consolidation involving the Company or a subsidiary of the Company in which the beneficial owners of the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue beneficially to own, immediately following such merger or consolidation, at least a majority by voting power of the capital stock of (x) the surviving or resulting corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; (ii) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or a Company subsidiary of all or substantially all the assets of the Company and the Company subsidiaries taken as a whole (except in connection with a merger or consolidation not constituting a Change of Control under clause (i) or where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned Company subsidiary); or (iii) the sale or transfer, in a single transaction or series of related transactions, by the stockholders of the Company of more than 50% by voting power of the then-outstanding capital stock of the Company to any Person or entity or group of affiliated Persons or entities.

b. “Code” means the Internal Revenue Code of 1986, as amended.

c. “Person” means an individual, a corporation, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company.

d. “Section 280G” means Section 280G of the Code, together with the regulations thereunder.

12. Section 409A.

a. You and the Company agree that this Letter Agreement shall be interpreted to comply with or be exempt from Section 409A, and the regulations and guidance promulgated thereunder to the extent applicable, and all provisions of this Letter Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

b. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Letter Agreement providing for the payment of any amounts or benefits considered “nonqualified deferred compensation” under Section 409A upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Section 409A (after giving effect to the presumptions contained therein) and, for purposes of any such provision of this Letter Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered nonqualified deferred compensation under Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (a) the expiration of the six-month period measured from the date of such “separation from service”, and (b) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this Section 12(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed on the first business day following the expiration of the Delay Period to you in a lump sum, and any remaining payments and benefits due under this Letter Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

c. With regard to any provision herein that provides for payment or reimbursement of costs and expenses or in-kind benefits, except as permitted by Section 409A, (a) the right to payment, reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit; (b) the amount of expenses eligible for payment or reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for payment or reimbursement, or in-kind benefits, to be provided in any other taxable year; and (c) such payments shall be made on or before the last day of your taxable year following the taxable year in which the expense occurred.

d. For purposes of Section 409A, your right to receive any installment payments pursuant to this Letter Agreement shall be treated as a right to receive a series of separate and distinct payments.

e. In no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Letter Agreement to comply with, or be exempt from, the requirements of Section 409A.

13. At-Will Status: As is true for all Company employees, your employment with Arsanis will be “at-will.” This means that your employment is for no specified period of time, and may be terminated at any time by either you or the Company, with or without cause, subject only to the provisions of this Letter Agreement. This Letter Agreement is not meant to be a contract of employment for any specific duration. You agree that although your title, duties, compensation or benefits may change from time to time, such changes will not change the at-will nature of your employment, which may only be changed by an express written agreement that is signed by you and the Chief Executive Officer of the Company or other officer duly authorized by the Board.

14. Conditions/Required Documentation: The Company’s premises, including all workspaces, furniture, documents, and other tangible materials, and all information technology resources of the Company (including computers, data and other electronic files, and all internet and email) are subject to oversight and inspection by the Company at any time, and employees should have no expectation of privacy with regard to any Arsanis premises, materials, resources, or information. Further, you hereby acknowledge that your continued employment with the Company is conditioned on your signing and returning, together with this Letter Agreement, the Invention, Non-Competition, Non-Solicitation and Non-Disclosure Agreement that is being provided to you contemporaneously herewith (the “Non-Disclosure Agreement”).

15. No Inconsistent Obligations: You represent and warrant to the Company that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this Letter Agreement or that would be violated by your employment by the Company. You agree that you will not take any action on behalf of the Company or cause the Company to take any action that will violate any agreement that you have with a prior employer or any other third party.

16. Miscellaneous: Your rights and obligations under this Letter Agreement shall be neither assignable nor delegable by you, except to the extent that any rights to compensation hereunder may be assigned to your estate or legal representative in the event of your death or disability. This Letter Agreement shall be binding upon and inure to the benefit of you and the Company and your and its respective permitted successors and assigns. The terms of this Letter Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this letter or arising out of, related to, or in any way connected with this letter, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Massachusetts law, without regard to conflict of laws provisions. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any Dispute or any claim related to any Dispute. As of the Effective Date, this Letter Agreement supersedes all prior understandings, whether written or oral, relating to the terms of your employment, including without limitation the Original Offer Letter.

If you would like to accept this offer of continued employment on the terms set forth herein as of the Effective Date, please sign and return this Letter Agreement, together with the Non-Disclosure Agreement, by the end of the day on October 13, 2017.

We look forward to your continuing contributions to the Arsanis team.

Sincerely,

/s/ René Russo

René Russo, President & CEO

AGREED TO:

/s/ Christopher Stevens
Christopher Stevens

October 13, 2017
Date